Animas Resources Ltd.	TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 1-888-889-4874 •

July 19, 2013	NR 13 - 6

Animas’ Deal with DKM at Santa Gertrudis Expires

Animas Resources Ltd. (TSX.V: ANI) announces that its letter of intent with Dore King Min SA de CV (“DKM”), a private Mexican gold mining company, expired on June 30, 2013 after the exclusivity period was over. The Letter of Intent required certain conditions to be met before June 30th, 2013 and those conditions were not met.

Animas is now free to consider other methods of moving the Santa Gertrudis Gold Project towards becoming a gold producing mine again. The Company is considering several other options for Santa Gertrudis and continues working towards permitting, development, construction, and restarting gold production at the Santa Gertrudis Gold Project. Animas is not considering selling the company at this time due to the low value of the shares.

The Santa Gertrudis Gold Project (the “SG Property”), located 180 km north of Hermosillo, Sonora, Mexico, was discovered by Phelps Dodge in 1986 and advanced to open pit heap leach production in 1991. From May 1991 to October 2000, the Santa Gertrudis Property produced 564,000 ounces of gold at an average grade of 2.13 grams Au/tonne. Phelps Dodge sold part of the Santa Gertrudis Property to Campbell Resources in 1994 for US$10 million. Campbell later ceased mining and processing activity due to low gold prices during the late 1990’s and settled some outstanding debts by assigning several core area concessions, including the un-mined Cristina deposit, to certain local Mexican contractors. The Amelia Mine, also on Animas’ project area, was estimated to have historically produced over 1 million tonnes at 2.88g Au/tonne.

Animas has a NI43-101 compliant gold resource estimated for Santa Gertrudis which is detailed on the website at www.animasresources.com.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding. Our mission is to grow Animas through development, discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by John R. Wilson, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators, and the President and CEO of Animas.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

“John R. Wilson”

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John R. Wilson, President & CEO

 Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.